MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward- looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges. There is material limitations associated with the use of such Non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project (“Hollister”) on the Carlin Trend in Nevada, USA and the Burnstone Project (“Burnstone”) in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2011 and 2012. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three months ended March 31, 2011 and the year ended December 31, 2010 which are prepared in accordance with International Financial Reporting Standards and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise. This MD&A is prepared as of May 15, 2011.

1. Executive summary

Highlights for the quarter include :

  Completion of capital project at Burnstone with maiden revenue recognized.
  Improvement of recoveries at Esmeralda plant.
  Hollister operation removed from potential pattern of violation (“PPOV”).
  Successful completion of a $86 million bought deal public offering (which included exercise of the underwriters’ 15 percent over-allotment right) at a record high price for a Great Basin offering of common equity.
  Completed Credit Agreement with a major international bank for a US$70 million term loan financing to allow repayment of the high cost 2008 Senior Secured Notes.
  Continued decrease in loss from operating activities as revenue from both projects increase.

Our results are now being prepared in accordance with International Financial Reporting Standards (“IFRS”). Although the transition to IFRS had minimal impact on operating results the presentation of the unaudited consolidated financial statements for the quarter ended March 31, 2011 differ from that used in all previously issued financial statements. Further details on the conversion to IFRS is presented in the notes to our unaudited consolidated financial statements as at and for the quarter ended March 31, 2011.

	3 months ended March 31 2011	3 months ended March 31 2010
Recovered Au eqv oz	29,593	12,533
Au eqv oz sold	20,118	6,062
Cash production cost per Au eqv oz sold	$695	$825
Revenue ($’000)	$26,343	$6,822
Loss from operating activities ($’000)	($827)	($6,601)

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

South African operations

At Burnstone, the Metallurgical Plant as well as all other major capital projects were commissioned during January 2011. 5,511 Au oz were recovered during the quarter with 2,794 oz sold to record maiden revenue of $3.8 million. Cash production cost1 per tonne was $68 (ZAR490) for the quarter, which is inline with the planned cost during production build-up. Ounces recovered were predominantly from development ore processed, which includes more dilution than stoped material and negatively impacts on the mill head grade. This lower head grade also impacts on recoveries with 83% achieved for the quarter on the 0.03 Au oz/t (1.03 g/t) head grade. Recoveries are expected to improve to the planned 95% as the head grade increases. The impact of the lower head grade is reflected in the cash production cost per ounce of $1,344 (ZAR 9,555) recorded for the quarter. The Metallurgical Plant is performing in line with the production build-up plan with approximately 199,878 tonnes processed during the quarter.

Nevada operations

Hollister maintained the momentum from Q4 2010 by recording 17,324 Au eqv2 oz in revenue during the quarter, with an additional 11,000 Au eqv oz delivered to the refiner by quarter end that has not been included in revenue. During the continuing installation of the acid regeneration system at the Esmeralda Mill loaded carbon is sent to the refiner as opposed to dore, which results in a timing delay as to when the revenue on these ounces can be recognized. In total, approximately 28,500 Au eqv oz were therefore delivered to the refiner during the quarter. Notwithstanding the delay caused in recognizing the revenue on carbon treatment, replacing the carbon delivered the planned results, with Au recoveries increasing to an average of 88% during the quarter. The program to continuously replace carbon commenced in February 2011 and since then, Au recoveries have exceeded 90% with Ag recoveries exceeding 70%. The Esmeralda Mill treated 21,634 tonnes during the quarter with an average Au eqv head grade of approximately 1 oz/t (32.15 g/t). Cash production costs for the quarter were $670 per Au eqv oz and are still impacted by the lower recoveries and the additional costs incurred in replacing the carbon.

The Company has also received notification from the Federal Mine Safety and Health Administration (“MSHA”), the responsible federal agency, that it has formally determined that a PPOVdoes not exist at Hollister and so has removed the Company from the PPOV Federal watch list.

Exploration at Hollister continued during the quarter, with drill results from the Velvet target indicating potential for southerly extensions of the Gloria vein system (some 6,000 feet or 1,820 meters to the north-northwest), as well as numerous silicified zones interpreted to be deeper expressions of epithermal Au-Ag mineralization above. The Velvet targets will be further tested by surface drilling during the upcoming summer field season. In addition, fifteen boreholes were completed on the Blanket zone, testing the extensions of Blanket zone mineralization exposed by trial mining at 3000N 1E, which is located in the Clementine #18 vein. The close relationship of the development of bonanza grades with underlying high grade “pay-shoot” epithermal veins is becoming evident. As a consequence, the Blanket drilling program is being modified and extended to test other targets within the mine development. Stope delineation drilling in the western section of the mine has indicated the emergence of another significant pay shoot on and around the Clementine #18 structure, as well as the intersection of a number of unmodelled veins with significant gold and silver grades. These are interpreted as splays of existing high grade veins.

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1 Cash production cost is a non-GAAP measure and is calculated by deducting non-cash charges from production costs (refer to section 12.2)

2 Au eqv oz is calculated based on US$1,325Au and US$30Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Corporate

The Company closed a $75 million bought deal public offering, as well as the 15% over-allotment option, on February 23, 2011 with the proceeds from this transaction mainly being utilized for working capital requirements during the production build-up at the Burnstone Mine. A US$70 million Term Loan facility was also closed on March 16, 2011 with the proceeds being utilized to settle the 2008 Senior Secured Notes (“SSN”). The facility has been fully drawn down and has a term of 4 years, is repayable in quarterly installments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. It is secured by the Company’s Nevada assets. As part of the facility, the Company executed a zero-cost-collar hedging program, consisting of a total of 117,500 ounces of gold spread over a 4 year term commencing in January 2012. The call option price was fixed at US$1,930 per ounce with the put option at US$1,050 per ounce, and as long as gold trades within these prices, there is no cash cost to the hedge.

The delay in recognizing revenue from the Nevada operations had a negative impact on the earnings for the quarter. Loss from operating activities significantly improved from the $6.6 million loss recorded in the comparative quarter in 2010 to a loss of $827 thousand recorded in Q1 2011. The net loss for the quarter of $20.3 million was impacted by the fair value charges attributable to the initial recognition and mark-to-market of the zero cost collar (“ZCC”) hedge programs ($6.0 million) as well as the settlement loss recognized on repayment of the SSN ($8.8 million). The adjusted loss per share3 for the quarter is $0.01with the loss per share for the quarter being $0.05. Pre-development costs ($3.7 million for the quarter) incurred at Hollister are still being expensed until such time as the required permitting is granted to allow for full-scale underground mining.

2. Results of Operations

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended
	March 31 2011	March 31 2010
Au eqv oz sold – Nevada operations	17,324	6,062
Au eqv oz sold – South African operations	2,794	-
Total Au eqv oz sold	20,118	6,062

Revenue of $26.4 million from the sale of 17,324 Au eqv oz from our Nevada operations as well as 2,794 Au oz from our South African operations was recorded for the quarter. Approximately 11,000 Au eqv oz delivered to refiners were not included in revenue (approximately $15 million in revenue) for the quarter due to the transfer of ownership to the buyer only taking place in April. In Nevada the sale of 53,671 Ag oz, included in the Au eqv oz, contributed $1.6 million to revenue.

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3 Adjusted loss per share is a non-GAAP measure used by the Company to compare quarterly and annual results on a sustaining basis by eliminating out of the ordinary expenses incurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended
	March 31 2011	March 31 2010
Production costs – Nevada operations ($’000)	$11,690	$5,090
Production costs – South African operations ($’000)	$2,456	-
Total production costs ($’000)	$14,146	$5,090
Production cost per Au eqv oz – Nevada operations	$675	$833
Production cost per Au oz – South African operations	$879	-
Cash production cost per Au eqv oz – Nevada operations	$670	$825
Cash production cost per Au oz – South African operations	$843	-

Production costs as well as cash production costs are impacted by the weighted average cost of stock piles and metal in process at the beginning of the reporting period. The construction phase of the South African operations was only completed in January 2011 with all pre-production costs capitalized to the asset under construction. The impact of this is that the opening stock pile and metal in process for the South African operations carried no value on February 1, 2011 when the production phase commenced. The table above reflects this impact on production costs and cash production costs. Adjusting for the impact of the opening inventory results in cash production costs of $1,344 per Au oz sold and $68 ($49 mining and $19 milling) per tonne. These costs are in-line with the planned cost target during the production build-up phase. The cash production costs per Au oz were impacted by the head grade sent to the mill which predominantly consisted of development ore that carries additional dilution to stoping material.

Cash production costs for the Nevada operations over the quarter increased 4% from the prior quarter and amounted to $646 (Q4 2010: $620) per tonne consisting of $441 (Q4 2010: $410) mining and $205 (Q4 2010: $210) milling and haulage. On an Au eqv oz basis, cash production costs for the quarter improved by 3% over Q4 2010 and consisted of $458 (Q4 2010: $455) for mining and $212 (Q4 2010: $235) for milling and haulage. The improvement in the metal recoveries for the quarter and the resultant improvement in costs were somewhat off-set by the higher royalty cost incurred as a result of the higher average Au and Ag prices. On a cost per tonne basis the increase in the mining costs is the result of the lower ore tonnes extracted during the quarter with the improvement in milling costs impacted by the ore tonnes processed as well as the result of the increased focus on the costs incurred at the mill.

The significant improvement in the cash production costs when compared to Q1 2010 is a result of the cost management project and the increase in production volumes.

Depletion charge

This is a non-cash item and relates to the amortization charge on the Hollister and Burnstone mineral properties. It is calculated on the ratio of Au eqv oz sold to the proven and probable reserves. The increase year on year is due to the increase in Au eqv oz recovered and sold from trial mining at Hollister ($1.1 million) as well the commencement of production at Burnstone ($28,000).

Depreciation charge

This is a non-cash item and relates to the depreciation charge for the Nevada and South African operations. The increase year on year is due to the commencement of production at the Burnstone operation ($0.5 million) as well as the increase in trial mining activities at the Nevada operations ($0.7 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Exploration expenses

The exploration expense for the quarter was $2.9 million compared to $2.4 million in the previous quarter and $2.3 million during the quarter ended March 31, 2010. These costs predominantly relate to underground exploration at our Hollister property which amounted to $2.4 million for Q1 2011. The increase from Q4 2010 is due to the additional drilling conducted on the Blanket zone and Velvet target.

Pre-development expenses

The pre-development expenditures relate to underground development at our Hollister Project and amounted to $3.7 million during the quarter compared to $3.1 million in the previous quarter and $2.9 million for the quarter ended March 31, 2010. The rate of development remains fairly consistent throughout the year. Some development ends were accelerated during Q1 2011 to ensure adequate stopes are available to deliver the planned ounces for the year.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian (“$”) and United States (“US$”) dollar on the senior secured notes and term facility agreement as these are denominated in US$. The strong performance of the $ against the US$ in Q1 2011 resulted in a decrease in the liability measured in $ with the corresponding credit charged to earnings.

Stock based compensation

The income statement charge relating to this non-cash expense is impacted by the quantum and timing of stock options issued as well as the valuation thereof being influenced by the volatility of the Company’s share price.

Interest expense

Interest expenses were capitalized during the construction phase of the Burnstone project in terms of the Company’s accounting policy. The construction phase concluded in January 2011 and future interest will therefore be expensed through the income statement. The interest expense includes the accretion charge on the convertible debentures, interest on the term loan facilities as well as the interest incurred on the SSN.

Loss on settlement of SSN

This is a non-cash accounting charge resulting from the accounting method for the SSN. A monthly accretion charge to increase the recorded liability is processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

Unrealized loss and mark-to-market adjustments on financial instruments

A fair value loss of $7.3 million was recorded in March 2011 on initial recognition of the ZCC hedge program for the US$70 million term loan. A profit of $1.3 million was recognized on the fair value movement of the ZCC hedge programs for the quarter. The fair value adjustment recorded in the financial statements is calculated with reference to the price of the call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. These fair value adjustments are non-cash charges with cash earnings only impacted should the price of gold exceed the price of the call options (US$1,705 and US$1,930).

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

3. Financial condition review

Total assets

Total assets increased by $69 million and current assets by $64 million since December 31, 2010 predominantly due to the increase in inventories as well as cash resources following the closure of the $75 million bought deal offering during the quarter.

Total liabilities

Total liabilities increased by $26 million since December 31, 2010 mainly due to the following reasons:

  Convertible debentures

  The balance increased by $4 million due to the accretion charge being recorded over the term of this facility.

  Term facility and SSN

  The Company entered into a term facility agreement with Credit Suisse in March 2011 for US$70 million. US$52 million from the proceeds of this loan was used to settle the SSN on March 15, 2011.

  Other liabilities

  A net fair value liability of $6 million was recorded on the hedge program executed in March 2011.

Shareholder’s equity

During the quarter, the Company’s issued share capital increased by 39 million common shares due to the following transactions:

  Bought deal public offering

  The Company closed a $75 million bought deal public offering in February 2011. The 15% overallotment option of the underwriters was executed as well taking the gross proceeds to $86 million. 33.8 million shares were issued at a price of $2.55 per share which constituted a 5% discount to market price on the day.

  Share purchase warrants exercised

  4.4 million share purchase warrants were exercised during the quarter.

  Share purchase options exercised

  900,000 Share purchase options were exercised by employees and management during the quarter.

At March 31, 2011, the Company had 453 million common shares issued and outstanding. A further 21 million share purchase warrants and 22 million share options were outstanding.

As of the date of this MD&A the Company had 454 million common shares issued and outstanding. A further 19.6 million share purchase warrants and 21.6 million share options were outstanding.

Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Taking cognizance of the start-up risks associated with new projects management has initiated and closed a bought deal public offering in February 2011 with net proceeds of $81 million received on February 23, 2011. Proceeds from this offering were used to settle outstanding construction creditors for Burnstone with the remainder predominantly being used to fund working capital during the Burnstone production build-up.

The Company utilised net cash of $9.5 million in operating activities during the quarter, compared to the $19.2 million utilized in operating activities during the quarter ended March 31, 2010. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included. The increase in inventories due to the delay in recognizing the revenue on all ounces delivered to refiners as well as the impact of valuing the Burnstone inventories for the first time resulted in a cash outflow from operations of $8.5 million for the quarter.

Cash utilized in investment activities increased to $36.7 million during the quarter compared to $29.2 million in the quarter ended March 31, 2010. This increase is due to the increased underground development activities at Burnstone as well as the completion of the capital project.

The Company received a net amount of $102 million from financing activities during the quarter. Net proceeds from financing activities predominantly relate to the bought deal public offering and warrants exercised ($88 million) and the net increase in debt ($14 million).

At March 31, 2011, the Company had net working capital4 of $49 million, that included $68 million in cash reserves.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

4. Operations review

4.1 Nevada operations

The Company’s Nevada operations consist of the Hollister Property (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property (“Esmeralda”) located in the south-west close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

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4 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

The environmental impact study (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection , and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

Progress on the Environmental Impact Statement

The Preliminary Draft EIS (“PDEIS”) was completed and presented to the BLM for comments during the quarter. The BLM indicated that it expected to finalize its comments on the PDEIS by end April 2011. The estimated completion date of the EIS remains Q1 2012.

Trial stoping and milling

	3 months ended March 31 2011	3 months ended March 31 2010
Ore tonnes to surface	21,828	23,391
Contained Au oz extracted	20,177	25,208
Contained Ag oz extracted	154,448	166,643
Contained Au eqv oz extracted	22,434	27,707
Contained average grade Au eqv oz/tonne	1.03	1.18
Tonnes milled	21,634	14,534
Recovered Au oz	22,012	11,756
Recovered Ag oz	111.757	51,762
Recovered Au eqv oz	24,082	12,533
Recovery % Au	88%	77%
Recovery % Ag	68%	57%

The presentation of production results for the Nevada operations were changed from imperial to metric to be consistent with production results reported for the South African operations and allow for improved comparability to industry. Comparative results have been adjusted to conform.

Ore tonnes to surface were7% lower than Q1 2010 due to additional focus on underground development during the quarter to ensure adequate stopes are available for the remainder of the year to deliver the planned 110,000 Au eqv oz sold. Production from the Blanket zone was limited to 1,025 tonnes of lower grade (average of 3 oz/t Au eqv) that was blended with normal production. Current exploration drilling and evaluation of the Blanket zone continues with further production of the high grade “sweet spot” expected during the next quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Mill availability was good for the quarter although a few interruptions to process were experienced due to adverse weather conditions. Au and Ag recoveries improved 10% and 11% respectively from Q4 2010 due to the continuous replacement of carbon to prevent the fouling of carbon and the resultant drop in recoveries. The installation of the acid regeneration system is scheduled for completion in Q3 2011 and in the interim loaded carbon is sent to the refiner as opposed to dore which results in a timing delay as to when the revenue on these ounces can be recorded. The program to continuously replace carbon commenced in February 2011 and since then, Au recoveries have exceeded 90% with Ag recoveries exceeding 70%.

On November 19, 2010, the Company was notified by letter from the MSHA that MSHA had conducted a “pattern” of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977. The letter stated that MSHA had initially concluded that a potential pattern of violations exists at Hollister and set out a process by which Hollister could work with MSHA to avoid any further sanctions pursuant to that program. MSHA conducted a series of safety inspections at Hollister during the quarter to assess if a potential pattern of violations exist. Hollister was able to prove its culture of safe and responsible operations during these inspections and the Company received notification from MSHA that it has formally determined that a pattern of violations does not exist at Hollister and so has removed the Company from the PPOV Federal watch list.

Underground exploration

Underground exploration and stope delineation drilling has continued during Q1 2011. In total, two exploration holes at the Velvet target, fifteen Blanket exploration holes (totaling 15,487 feet or 4,693 meters) and twenty-four stope delineation holes (totaling 10,080 feet or 3,054 meters) were completed.

Velvet Target

Two initial exploration holes have been completed, testing the Velvet target north of the current mine infrastructure. The boreholes were drilled at low angles across the Ordovician basement strata, and were approximately 500 feet (160 meters) below the Tertiary volcanic unconformity. HDB-432 was drilled laterally to 3,383 feet (1,025 meters) and HDB-433 to 2,854 feet (865 meters). Of note, the current Hollister mine development, exposing the Gwenivere and Clementine vein systems, extends vertically from 5,050 to 5,425 feet (1,530 to 1,644 meters) above mean sea level. HDB-432 tested to an elevation of 4,600 feet (1,394 meters) and HDB-432 to 5,000 feet (1,515 meters) above mean sea level.

A number of significant silver assays (5.5 to 7.4 opt Ag, 190 to 255 g/t Ag) with anomalous gold values were received in the 630 to 705-foot (210 to 240-meter) zones. These are interpreted to be southerly extensions of the Gloria vein system some 6,000 feet (1,820 meters) to the north-northwest. The correlation would imply structural continuity with the Gloria vein system and, as such, constitutes a very significant vein extension target, requiring further exploration drilling. The metal zoning is considered indicative of mineralized structures in the lower zones of a Hollister equivalent epithermal mineral system.

Borehole HDB-432 also intersected multiple mineralized vein and silicified zones between 875 and 1,117 feet (265 to 338 meters). HDB-433 intersected similar zones between 1,314 and 2,795 feet (398 to 847 meters). The silicified zones ranged from 2.6 to 28.4 feet (0.8 to 8.6 meters) in width. These zones correlate with existing structural features as well as historic mercury diggings such as Butte #2 and Velvet north of the current mine development. Multi-element geochemical analyses and clay mineralogy studies are in progress. The Velvet targets will be further tested by surface drilling during the upcoming summer field season.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Blanket Zone

During the quarter fifteen boreholes were completed, testing the extensions of Blanket zone mineralization exposed by trial mining at 3000N 1E; assays from nine boreholes are still awaited. The drilling is indicating structural cutoffs of this mineralization in-line with the structures controlling the Clementine #18 vein pay shoot below.

The evaluation strategy for the Blanket zone mineralization is being modified as mining and drilling advance. It is clear that the bulk sample exposures are proving to be a more accurate in evaluating the variable extent of the bonanza grade mineralization. Planned infrastructure will allow ramping up to 5478 level, followed by phased short distance fan drilling.

The close relationship of the development of bonanza grades with underlying high grade “pay-shoot” epithermal veins is becoming evident. As a consequence, the Blanket drilling program is being modified and extended to test other targets within the mine development.

Stope Delineation

The stope delineation drilling has continued evaluating the main Gwenivere (#8) and Clementine (#14-19) veins. Of note is the emergence of another significant pay shoot on and around the Clementine #18 structure, in the western section of the mine, from which trial mining is currently grading at a diluted average of 2.844 opt (97.50 g/t) Au and 22.2 opt (761 g/t) Ag over stope lengths of approximately 162 feet (49 meters) and average vein width of 2.4 feet (0.73 meters); and

  the intersection of a number of unmodelled veins (VN #99) with significant gold and silver grades. These are interpreted as splays of existing high grade veins.

Surface Exploration

BLM approvals for surface drilling at Hollister have been received. Budgeting and planning of the surface exploration drilling for Q2-Q3 2011 are now being advanced, and include a further eight boreholes on the Hatter Graben target and surface follow up of the Velvet underground drilling.

Significant progress has also been made on the sub-regional and mine site scale collation and interpretation of geophysical data, specifically, airborne magnetic, ground CSMAT (high resolution resistivity), and gravity. This work is in process of being integrated with a first-pass structural interpretation of the larger Hollister area. The structural work has significantly advanced the understanding of the timing and geometry of ore fluid controlling basement structures, given that the Hollister mineralization is approximately 15 million years old, and hosted in 430 million year old Vanini metasedimentary rocks and unconformably overlying 16 million year old mid Miocene volcanic rocks.

The whole target rationalization and prioritization at Hollister is in the process of being reviewed, and there are number of new plays to be investigated over the forthcoming exploration drilling seasons. These include a number of structures that are similar to those that control the geometry of the Gwenivere and Clementine vein systems. To the southeast, altered intrusive rocks have been interpreted from the geophysical data, interfacing with the Hatter Graben vein system. A further phase of surface drilling is planned for the Hatter Graben during Q3 2011. The existence of Carlin age (38-43 Million year old) mineralization in the southeastern portion of the claim block cannot be ruled out. In this area, a conspicuous structural interface with the Carlin Trend has been identified which warrants further investigation. CSMAT high resolution resistivity data is being integrated with empirical borehole data, and a number of new vein system targets are emerging from this work.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Plans for remainder of 2011

The Company plans to continue its trial mining (ore removal and test-processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The acid regeneration system being installed at the Esmeralda mill to enhance recoveries by preventing carbon fouling is scheduled for completion in Q3 2011. The Nevada operations remains on target to produce an estimated 110,000 Au eqv oz in 2011 at a cash production cost estimated to range between US$600 to US$650.

The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, northwestern, down dip and Blanket zone extensions to the mineralized vein systems. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional mineralization continues to be identified within the mineralized vein systems.

The Company will also continue working on finalization of the EIS for Hollister by Q1 2012.

4.2 South African operations

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Project has received all of the required permits to complete the development of the mine and commence full-scale underground mining. Block B and Block C, containing an estimated 280,000 oz and 231,400 oz of Au, respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Commissioning of capital projects

The initial mine capital expenditure program has generally been completed and the mine has commenced with production build-up. Major capital projects that include the vertical shaft, metallurgical plant, decline, ventilation shaft and required surface and underground infrastructure have been commissioned by January 2011. The components of the mine required to enter commercial production have thus been completed and commissioned and therefore concludes the development phase of the project. Further development costs will be capitalized as per the Company’s accounting policy.

Production results

	3 months ended March 31 2011	3 months ended March 31 2010
Development (meters)	3,263	-
Stoping (square meters)	3,760	-
Ore tonnes to surface	92,116	-
Contained Au oz extracted	3,409	-
Contained average grade Au eqv oz/tonne	0.04	-
Tonnes milled	199,878	-
Recovered Au oz	5,511	-
Recovery % Au	83%	-

Ore tonnes to surface increased steadily throughout the quarter in line with the increase in development meters. Development rates will increase from a monthly average of 3,300 ft (1,000 meters) in Q1 2011 to 10,000 ft (3,000 meters) by the end of Q4 2011. The majority of ore tonnes for the quarter relates to low profile on-reef development with only 26% of contained ounces extracted from stoping. This ratio of development tonnes to stope tonnes impacts on the head grade delivered to the mill which again negatively impacts on the recoveries.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Congestion underground and the ability to clean the material from stopes and development ends still remain a challenge while development work is continuing around the vertical shaft on 40 and 41 level. Additional travel ways and material handling systems around the shaft bottom is being developed to enable maximum hoisting through the vertical shaft which will alleviate the congestion and improve cleaning time.

Geological interpretation and faulting usually associated with developing a new ore body within the Witwatersrand Basin also impacts on the required waste development to access the reef horizon. Only once the waste development is completed can reef development commence to open up the stopes.

Progress on long hole stoping remains encouraging with the efficiency of the teams improving on a monthly basis. Dilution is well managed and the team has shown that they can stope at the required rate given the availability of stopes and the ability to clean the material. During the trial period we achieved 1.5 to 5 meters of face advance per blast. The team has now increased face advance to 10 meters per blast and encouraging results are achieved with the throw blasting which reduces the stope cleaning required. Dilution in the B-Block remains a challenge due to the weak shale in the footwall. Good progress has however been achieved in addressing this with dilution decreasing from 122% to 54% quarter on quarter. Long hole stoping commenced in the C Middle block in early May 2011 where a more competent footwall is found resulting in further improvements in dilution.

The head grade delivered to the mill during the quarter was in line with the production build-up plan of 0.03 Au oz/t (1.03 g/t). The head grade will increase steadily throughout the year as the ratio of stope tonnes to development tonnes increase. The Metallurgical Plant is performing in line with the production build-up plan with 199,878 tonnes processed during the quarter. Underground tones are being augmented with stockpiled material to allow the mill to operate at an average of 80,000 tonnes per month until such time as production from underground are sufficient to increase processing rates to the planned 125,000 tonnes per month.

Underground and surface exploration

Infill drilling from surface is being undertaken to tighten up on the evaluation and structural geometry of certain mining blocks. Underground evaluation is principally effected by channel sampling of exposed sidewalls of development drives and stope panels. Horizontal or shallow dipping cover drilling is undertaken for development control.

During Q1 2011, 2,686 channel samples were taken with over 10,000 samples taken to date. These samples indicate a summary gold grade of 5.88 g/t, channel width of 81 cm and gold content of 473 cmg/t. These results are in-line with or better than mine development expectations. Although current channel widths are skewed due to the higher number of samples for Block B3 sampling, the Life-of-Mine plan indicates an average channel width of 68 cm.

Surface Exploration outside the Burnstone Mining Right

Surface exploration has recommenced on mineral rights locating outside the Burnstone mining right, with the initiation of the shallow basin edge target evaluation program, run under the South Rand Basin Project. Historic surface diggings and limited stoping of the Kimberley Reef are being investigated on the farm Rietbult, approximately 7 kilometers northwest from the Burnstone Mine infrastructure. The first two diamond holes intersected a Kimberley Reef stope approximately 55 meters below surface, and the Kimberley Reef at 87 meters below surface. Assay results are awaited. Previous exploration in the area included historic drilling in the 1960’s, as well as validation underground channel sampling of reef exposures. This work, albeit restricted in extent, showed the Kimberley Reef to be narrow (10 to 30 cm) but with grades ranging from trace to 35 g/t Au. The current drilling program will test in the order of 4 kilometers of potential strike, with a view to evaluating satellite, shallow, narrow reef/high grade underground development.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

Plans for remainder of 2011

Reef development remains the key to delivering the planned production build-up. During Q1 2011 the ration of waste to reef development was skewed towards waste development with the resultant impact on stopes available for mining. Although this ratio has already improved with all development ends currently being on-reef, a variance of 15% to 20% in 2011 production targets can be expected if this trend continuous. Production targets, inclusive of this potential variance, for the remainder of 2011 are 14,000 Au oz for Q2, 28,000 Au oz for Q3 with 52,000 Au oz targeted for the Q4 2010. A positive development for the remainder of the year is the higher than planned grade in the mining blocks currently accessed which could negate the impact on production targets of the additional waste development. Cash costs for 2011 are estimated in the range of US$600 – US$650/oz and will be impacted by the actual ounces recovered for the remainder of the year.

5. Market Trends

Gold opened at US$1,405 on January 3, 2011 and traded downwards in January to close at a low of US$1,319 on January 28, 2011. Continuous concern regarding stability and growth in the Global economy as well as the political unrest in North Africa and the Middle East contributed to a steady increase in the Au price from February 2011. A record close of US$1,447 was recorded on March 24, 2011 and was also the highest close for the quarter. The upward trend however continued subsequent to quarter end with a new record high closing price set at US$1,541 on May 4, 2011 after which we saw some volatility with a closing price of US$1,486 on May 6, 2011.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Included in revenue for the quarter is 53,671 Ag oz sold from trial mining activities at Hollister. Silver opened on January 3, 2011 at US$30.63 and traded similar to gold with a low of US$26.68 recorded on January 28, 2011 and then a steady increase to close the quarter at US$37.87. Similar to gold, the price of silver increase subsequent to quarter end and closed as high as US$48.70 on April 28, 2011 with a similar correction to gold seen subsequently with a closing price of US$34.20 on May 6, 2011.

Gold equities did not always follow the trend set by the metal price with a growing disparity between equity performance and metal price evident. After opening at $2.95 on January 3, 2011 the share price decreased to $2.36 on March 10, 2011 and closed at $2.55 on March 31, 2011. The volatility of the gold price seen in early 2011 as well as the bought deal public offering closed on February 23, 2011 impacted on our share price in Q1 2011 with an average trading price of $2.60 achieved for the quarter.

The exchange rate between the US$, $ and the South African Rand (“ZAR”) impacts on the Company’s earnings and cash flow. The ZAR opened at R6.62 against the US$ on January 1, 2010 and weakened to R7.34 on February 15, 2011. The ZAR strengthened in the second half of the quarter and closed at US$1 = R6.78 on March 31, 2011. The US$ and $ traded at an average of US$1 = $0.98 during the quarter with the $ strengthening to US$1 = $0.96 on March 9, 2011 and a low of US$1 = $1.01 on January 31, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

6. Quarterly Information

	Mar 31 2011	Dec 31 2010	Sept 30 2010	Jun 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	Jun 30 2009
Current assets	105,633	41,918	60,102	84,904	92,613	126,862[2]	78,854[2]	131,545[2]
Other assets	718,825	713,465[3]	618,993[3]	516,191[3]	408,856[3]	421,422[2]	411,993[2]	380,839[2]
Total assets	824,458	755,383[3]	679,095[3]	601,095[3]	501,469[3]	548,284	490,847	512,384
Current liabilities	89,265	115,525	87,352	89,467	60,295	72,974	27,324	25,369
Non-current liabilities	226,479	174,141[3]	217,146[3]	168,007[3]	120,014[3]	101,597	86,527	90,570
Shareholders’ equity	508,714	465,717[3]	374,597[3]	343,621[3]	321,160[3]	373,713	376,996	396,445
Total liabilities and shareholders’ equity	824,458	755,383[3]	679,095[3]	601,095[3]	501,469[3]	548,284	490,847	512,384
Working capital (deficit)	49,419	(21,096)	(19,821)	15,400	48,987	91,624	47,728[2]	98,591[2]
Revenue	26,343	42,714	12,230	37,940	6,822	-	-	21,876
Expenses (Loss) profit for the period	(46,684) (20,341)	(35,529)[3] 7,185[3]	(35,567)[3] (23,337)[3]	(42,842)[3] (4,902)[3]	(12,909)[3] (6,087)[3]	(8,365) (8,365)	(16,382) (16,382)	(35,492) (13,616)
Basic (loss) earnings per share	($0.05)	$0.02	($0.07)	($0.01)	($0.02)	($0.03)	($0.05)	($0.04)
Adjusted (loss) earnings per share	($0.01)	$0.02	($0.03)	($0.01)	($0.02)	($0.03)	($0.05)	($0.04)
Weighted average number of common shares outstanding (thousands)	431,624	405,857	351,739	340,609	336,893	333,856	333,531	333,215

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

2 Certain prior historical amounts have been reclassified to conform to fiscal 2011 and 2010 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

3 Adjusted to conform to IFRS.

The Company’s adjusted loss per share has generally been decreasing on a quarterly basis. The generally decreasing losses are attributable to the increased gold sale proceeds from trial mining at Hollister as well as the commencement of production at Burnstone during Q1 2011, which benefited from higher gold and silver prices. The Company also has an aggressive cost management project aimed at reducing the costs at operations as well as exploration and general corporate expenses.

7. Off-Balance Sheet Arrangements

(a) Financial guarantee

BEE legislation in South Africa requires a target of 26% ownership in the Company’s South African projects by historically disadvantaged South Africans by 2014. In order to comply with this legislation, Tranter Burnstone (Pty) Ltd. (“Tranter”), a BEE company, acquired 19,938,650 treasury common shares for $38 million in 2007, which was deemed equivalent to the 26% underlying value of Burnstone. Tranter borrowed the funds from Investec Bank Ltd (“Investec”), a South African bank, to purchase the shares and the Company provided a guarantee of ZAR140 million ($21 million) to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec. A loan of $12 million (ZAR 88 million) was advanced to Tranter in October 2010 with a further $1.6 million (ZAR11 million) advanced in April 2011 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

As a result of this loan the remaining Tranter guarantee is now reduced to $5.8 million (ZAR41 million). Any advances to Tranter under this guarantee are due to be repaid by Tranter in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter (second to Investec).

The fair value of the guarantee was determined by reference to the Company’s exposure to potential future losses under the guarantee on grant date. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

(b) Hedging program

The Company does not follow a general policy of hedging commodity prices or currencies. The ZCC hedge programs described below were entered into as a condition president to finance transactions during 2010 and 2011. Management is of the opinion that the ZCC structures still allow the required exposure to increases in metal prices over the medium term.

The Company executed a ZCC hedging program in August 2010 for a total 105,000 gold ounces over a period of three years that commenced in January 2011.

As of January 1, 2011, the Company is required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program includes put options priced at US$850 and call options priced at US$1,705 per gold oz.

Gold delivery positions as at March 31, 2011:

	March 31 2011	December 31 2010
Expired unexercised at no cost Remaining positions	3,750 ounces 101,250 ounces	Nil ounces 105,000 ounces

Marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	March 31 2011	December 31 2010
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,430 0.24% - 1.50% 1 - 33 months 14.01% - 25.07%	US$1,419 0.25% - 1.34% 1 - 36 months 17.3% - 27%

The Company executed another ZCC hedging program in March 2011 for a total 117,500 gold ounces over a period of four years, commencing in January 2012.

The Company will be required to deliver 875 gold ounces per month over a twelve month period followed by 3,000 gold ounces per month over a twenty four month period. The remaining 35,000 gold ounces will be delivered in 12 equal monthly deliveries of 2,916 gold ounces, starting January 30, 2015. The program includes put options priced at US$1,050 and call options priced at US$1,930 per gold oz.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	March 31 2011	March 10 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,430 0.44% - 2% 9 - 57 months 19.12% - 26.34%	US$1,410 0.4% - 1.91% 10 - 57 months 19.65% - 26.26%

8. Contractual obligations

Payments due by period
	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures (a)(b)	166.5	10.1	20.2	136.2	Nil
Term loan facilities (a)(c)	151.7	31.9	92.8	27	Nil
Finance lease liabilities (a)(d)	6.3	6.3	Nil	Nil	Nil
Operating lease obligations	0.4	0.2	0.2	Nil	Nil
Asset retirement obligations	7.3	Nil	Nil	Nil	7.3
Other (e)	2.5	0.2	1.7	0.2	Nil
Total	$ 334.7	$ 48.7	$ 114.9	$ 163.4	$ 7.7

Notes

(a)	Amounts include scheduled interest payments.

(b)

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(c)	Term loan I

The Company closed a $71 million (US$72 million) term loan facility agreement (“Term loan I”) with Credit Suisse in 2010. The loan will be repaid in 13 quarterly consecutive instalments, commencing on May 26, 2011, 12 months after initial draw down and bears interest at a margin of 4% over the USD LIBOR rate. The Company applied the interest rate in effect on March 31, 2011 in determining the value of future payments. The Company has the option to retire the loan 12 months after draw down at no additional cost. The Burnstone project and certain subsidiary guarantees serve as security for the loan.

Term loan II

The Company closed the $69 million (US$70 million) Term loan II with Credit Suisse on March 15, 2011. The loan has been fully drawn down and has a term of 4 years, is repayable in quarterly installments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. The Company applied the interest rate in effect on March 31, 2011 in determining the value of future payments. The Company has the option to retire the loan 12 months after draw down at no additional cost. The Nevada assets and certain guarantees by the Company serve as security for the loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

(d)

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $8.3 million at March 31, 2011.

(e)	Other obligations include nominal exploration and environmental obligations.

9. Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer section 7(a) for details on transactions with related parties. There were no other material related party transactions during the quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

10. Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements.The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

11. Financial Instruments

Refer to section 7 above for information relating to the fair value of financial guarantees and hedge structures.

12. Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

12.1 International financial reporting standards

The Company has converted its accounting framework to IFRS on January 1, 2011. The adoption of IFRS principles has not had a material effect on the manner in which the Company reports its accounts.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, were established. The project philosophy was to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting was provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consisted of four phases: diagnostic; design and planning; implementation; and post implementation. The impact of the conversion to IFRS is set out in note 12 to the interim unaudited consolidated financial statements for the quarter ended and at March 31, 2011.

The conversion to IFRS has had a low impact on the financial record keeping, internal control and financial disclosure of the Company due to the historical exploration and project development nature of the Company’s business. Accounting systems have been assessed and re-configured to ensure accurate reporting under IFRS, both internally and externally. The Company’s key financial staff has been trained in IFRS and the majority of them have been exposed to reporting under IFRS for five years or more.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

12.2 Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash production cost

The Company reports cash production cost of ounces sold. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties, transport and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

The reconciliation of production cost to cash production cost is presented below:

	3 months ended March 31, 2011		3 months ended March 31, 2010
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold Less non-cash overhead costs included in production cost.	$11,690 (68)	$2,456 (102)	$5,090 (49)	- -
Total cash production costs for the period	$11,622	$2,354	$5,041	-
Au eqv ounces sold Ore tonnes milled Cash production cost per Au eqv oz Cash production cost per tonne	17,324 17,984 $670 $646	2,794 102,298 $843 $23	6,109 7,345 $824 $686	- - - -

Adjusted loss per share

Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred. The reconciliation of loss per share to adjusted loss per share is presented below:

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

3 months ended
	March 31, 2011 ($’000)	March 31, 2010 ($’000)
Loss for the period Loss with settlement of SSN Net unrealized loss on financial instruments Net unrealized mark-to-market adjustment on financial instruments	$20,341 ($8,817) ($7,279) $1,264	$6,081 - - -
Adjusted loss for the period	$5,509	$6,081
Weighted average number of common shares outstanding (‘000) Adjusted loss per share	431,624 $0.01	336,893 $0.02

12.3 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Except for the impact of converting the Company’s accounting framework to IFRS as noted in section 12.1 above, there have been no other significant changes in disclosure controls and procedures during the period ended March 31, 2011, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

12.4 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED MARCH 31, 2011

During 2010 the Company has designed and implemented relevant internal controls in response to the Company’s transition from developer to producer with further internal controls to be implemented during 2011 in response to the Burnstone production build-up. These include new internal controls addressing revenue recognition, inventory and production costs, depletion, depreciation and development costs incurred following commencement of commercial production. The implementation of these internal controls over financial reporting will have a material impact and are reasonably likely to affect our internal control over financial reporting.

There have been no other significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect our internal control over financial reporting during the period ended March 31, 2011.